May 19, 2011

Brandon Hill, Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Steele Resources Corporation
2010 Form 10-K
Filed March 31, 2011
File No. 000-53474

Dear Mr. Hill:

Steele Resources Corporation, a Nevada corporation, (“SRC” or the “Company”), is responding to the comments in the letter from you dated April 26, 2011 relating to SRC’s 2010 annual report on Form 10-K filed by SRC on March 31, 2011. The responses by the Company below have been numbered to correspond with related comment in your April 26, 2011 letter.

General

1.           COMMENT: It appears that subsequent to the balance sheet date, you have been advanced approximately $ 550,000 to enable you to close the Pony and A&P Project leases which you will initially contribute into the joint venture ("JV") with INCT. If so, tell us how you considered filing a Form 8-K Item 2.01 to report the closing of the leases and the joint venture formation or tell us why it is not required.

RESPONSE: The initial funding of the Pony and A&P Project leases was previously disclosed as an Item 1.01 of the Form 8-K dated March 23, 2011 and filed with the SEC on March 28, 2011. In addition, the joint venture agreement was also announced under Item 1.01 of the March 23, 2011 Form 8-K. The Company believed that since the Company was only acquiring various "rights" rather than tangible assets, the proper reporting item under Form 8-K would be the "Entry into Material Definitive Agreement."(8-K Item 1.01) rather than “Completion of Acquisition of Assets” (8-K Item 2.01). We believe this position is further substantiated by the fact that such mining leases are not includable as "assets" on the Company's balance sheet until further exploration can substantiate probable or proven reserves on the leased property. Similarly, the Joint Venture Agreement is currently only a contractual commitment for funding of the exploration of the Mineral Hill Project. Unless and until payments are actually received

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Brandon Hill, Attorney Advisor
Securities and Exchange Commission
May 19, 2011

pursuant to the Joint Venture Agreement and the joint venture entity is actually formed, it is the Company's view that this contract is not a recordable "asset" of the Company and should not be characterized as such. Consequently, the Company believes that the proper designation of the mineral leases and Joint Venture Agreement were not as "significant assets" but as material definitive agreements properly reported under Item 1.01 of Form 8-K and not under Item 2.02.

2.           COMMENT: Tell us if you plan to provide summarized financial information for the joint venture under Rule 8-03 of Regulation S-X in your interim financial statements or tell us why it is not required.

RESPONSE: Under the terms of the Joint Venture Agreement, the JV will be operated as a limited liability company to be formed under an Operating Agreement to be established with SRI acting as the operations manager of the Mineral Hill Project. As of March 31, 2011, the limited liability company had not been established and, consequently, there are no interim financial statements available. The funds received from INCT by SRI for the JV are presented as a liability in the books of SRI.

Fairview Hunter Mine Project, page 3
3.           COMMENT: Please file a copy of the asset purchase agreement with Durarock as an exhibit to your annual report. In addition, please disclose the material terms of the asset purchase agreement here, including the 500,000 shares issued to Mr. Dockter in connection with this transaction.

RESPONSE: The assignment of the Fairview Hunter Mineral Lease from Durarock to the Company was previously filed as Exhibit 10.1 to Form 8-K filed on September 30, 2010. The corrected exhibit numbers now appear in revised Item 15. The description of the Fairview Hunter Mine Project appearing on page 2 of the Amended Form 10-K has been expanded to include the issuance of 500,000 shares of restricted common stock to Durarock Resources, Inc.

Joint Venture Agreement … page 9

4.           COMMENT: Please revise your disclosure to clarify the total amount that INCT has contributed to SRC related to the Mineral Hill Mining Project and the balance remaining on its initial $1 million dollar commitment. In addition, please revise your disclosure to clarify that you have agreed to contribute up to $5 million no later than twelve months following the completion of INCT' s initial funding of $1 million. To the extent INCT has completed funded its initial $1 million dollar commitment, please provide the date such funding was complete.

RESPONSE: The current disclosure in this section already indicates that funding for $290,000 was provided to close the Pony Project Lease and an additional $250,000

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Brandon Hill, Attorney Advisor
Securities and Exchange Commission
May 19, 2011

was provided to close the A&P Lease. However, to address the Staff's comment, the Company has more succinctly indicated the amount of initial funding which has been received, pursuant to the Joint Venture Agreement, and the amount remaining to be received in order to fulfill Innocent's initial funding commitment at page 3 of the Amended Form 10-K. In addition, the disclosure has been expanded to indicate that, if required, the Company would have to contribute up to $5 million dollars no later than twelve months following the completion of Innocent's initial funding of $1 million dollars.

Management's Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operations, page 25

Liquidity and Capital Resources, page 27

5.           COMMENT: Please revise your disclosure to provide your current financial commitments on a project by project basis over the next twelve months, including estimated lease payments, taxes, assessments and fees on such projects.

RESPONSE: The section "Liquidity and Capital Resources" has been expanded at page 7 of the Amended Form 10-K to provide disclosure regarding project financial commitments over the next twelve months.

6.           COMMENT: Please provide a discussion of the material terms of your Drawdown Equity Financing Agreement. Discuss the likelihood that the company will ever receive the full amount of proceeds available under the agreement. Discuss the potential dilution to current shareholders that may result if the company puts shares to the investor under the agreement.

RESPONSE: The Company added disclosure regarding the material terms of the Drawdown Equity Financing Agreement under the Section "Liquidity and Capital Resources" at page 6 of the Amended Form 10-K. In addition the Company believes that the four risk factors relating to the Drawdown Equity Financing appearing on pages 20 and 21 of the Form 10-K also clearly discuss the potential ramifications and dilution to current shareholders that could result from the Drawdown Equity Financing Agreement and the unlikelihood that the Company will ever receive the full commitment amount of $10 million dollars.

Recent Financing Transactions, page 28

7.           COMMENT: Please file your notes as exhibits to your annual report. Alternatively, please tell us why they are not material agreements pursuant to Item 601 of Regulation S-K.

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Brandon Hill, Attorney Advisor
Securities and Exchange Commission
May 19, 2011

RESPONSE: The Company does not believe that the individual promissory notes issued by the Company amount to "material agreements” necessitating the filing of each and every note as an exhibit to the Company's 1934 Act filings. The notes, to date, range in individual principal amount from $25,000 to a maximum $65,000 incurred in the ordinary course of business to fund short term working capital needs. Given the relatively small principal amounts of each of the promissory notes, as well as the fact that their material terms are already disclosed in the Company's Form 10-K at page 28, the Company does not believe that filing these notes as additional exhibits to the Company's 1934 Act filings would be deemed material to a reasonable investor or add any significant additional information to that already provided in the Form 10-K

8.           COMMENT: Please provide disclosure regarding the $50,000 of assets securing the promissory note issued in October 2010. Please provide the specific maturity date for this note.

RESPONSE: This section has been expanded at page 7 of the Amended Form 10-K to identify the $50,000 of assets securing the $25,000 promissory note issued in October 2010. The specific maturity date of April 5, 2011 is already disclosed in the Form 10-K.

9.           COMMENT: Please disclose the number of shares issuable upon conversion of each outstanding note based on the market price of your stock on the most recent practicable date.

RESPONSE: A new table has been added at page 8 of the Amended Form 10-K to indicate the shares issuable upon conversion of the currently outstanding convertible notes.

10.           COMMENT: Please provide risk factor disclosure that discusses in specific detail the dilution to common shareholders that may result upon conversion of the notes issued in October and November 2010 and January 2011. In this regard, clearly disclose the following items:

•
As of the latest date practicable, the amount of common shares that you would issue assuming all of the convertible notes were converted, the percentage of the total outstanding common shares this amount represents, and that due to the floating conversion prices, you do not know the exact number of shares that you would be required to issue upon conversion,

•
To the extent the convertible note holders convert the notes and then sell the common stock, the common stock price may decrease due to the additional shares in the market. This could allow the convertible note holders to receive

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Brandon Hill, Attorney Advisor
Securities and Exchange Commission
May 19, 2011

greater amounts of common stock upon conversion, the sales of which would further depress the stock price.

•
Provide a table that shows the number of shares that could be issued upon conversion of the notes based upon a reasonable range of market prices. The range should include market prices 25%, 50% and 75% below the most recent actual price,

RESPONSE: A new risk factor has been added to the SECURITIES RISKS section at page 5 of the Amended Form 10-K to discuss the specific details of dilution to common shareholders as a result of the conversion of outstanding convertible promissory notes.

Tabular Disclosure of Contractual Obligations, page 29

11.           COMMENT: We note that the disclosure in this table does not appear to match the disclosure regarding your outstanding notes on page 28. On page 28, you disclose over $200,000 of outstanding notes payable over the next two years. In addition, we note that on page F-14 you disclose that the annual lease payments under the Pony lease alone are $500,000. Please revise your disclosure or explain to us why your disclosure and the numbers in the table are inconsistent.

RESPONSE: The table appearing on page 8 of the Amended Form 10-K has been revised and expanded to include obligations under mineral leases.

Certain Relationships and Related Transaction and Director Independence, page 44

12.           COMMENT: Please revise this section to provide disclosure consistent with the information disclosed in your Registration Statement on Form S-1 filed on April 15, 2011.

RESPONSE: This section has been revised at page 10 of the Amended Form 10-K to provide disclosure consistent with the disclosure currently provided in the Company's Registration Statement on Form S-1.

Statement of Stockholders' Deficit. page F-4

13.           COMMENT: We note that the total par values of $5,730 and $3,820 for the issuance of 57,300,000 and 38,200,000 shares, respectively, do not reflect the par value of $0.001 per share. Please revise or advise.

RESPONSE: The number of shares presented in the Statement of Stockholders' Deficit has been retroactively restated to reflect the 10-for-1 forward split that occurred

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Brandon Hill, Attorney Advisor
Securities and Exchange Commission
May 19, 2011

on July 1, 2010, in accordance with SAB Topic 4.C. The 57,300,000 shares and 38,200,000 shares were initially 5,730,000 shares and 3,820,000 shares, respectively. These initial numbers of shares multiplied by the par value of $0.001 per share is the dollar amount presented as common shares in the Statement of Stockholders' Deficit. We disclosed the 10-for-1 forward split in Note 7 to the Financial Statements, and a footnote at the bottom of the Consolidated Statement of Operations stated that the weighted average shares outstanding have been adjusted to reflect the 10-for-1 forward split that occurred on July 1, 2010.

Note l. Basis of Presentation and Going Concern, page F-6

14,           COMMENT: Please correct the reference, "December 31, 2011," to "December 31, 2010."

RESPONSE: The erroneous reference to "December 31, 2011" has been corrected in Note 1 to the Financial Statements at page F-6.

15.	COMMENT: Disclose your plans if you are unable to raise the necessary capital.

RESPONSE: Note 1 to the Financial Statements at page F-6 has been expanded to address the results if the Company fails to raise necessary capital.

16.           COMMENT: We note your disclosure in the last sentence of the last paragraph on page F-6. Since your financial statements are presented on a going concern basis, tell us why this disclosure is appropriate.

RESPONSE: The last sentence of the last paragraph of Note 1 on page F-6 has been deleted.

Note 6. Commitment and Contingencies. page F-13

17.           COMMENT: Please disclose that "the amount of loss cannot be reasonably estimated." Additionally, state that Mr. Steele has personally agreed to indemnify (versus "has indemnified") the Company from any loss arising from the lawsuit. If you disagree, please tell us why the disclosures are not applicable.

RESPONSE: Note 6 on page F-12 of the Financial Statements has been expanded, as requested.

Note 10. Subsequent Events. page F-14

18.           COMMENT: Please expand your MD&A to discuss how you expect to fund the JV with a matching $5 million in operating funds. Explain what the consequences would be, if you are unable to raise such funds after receipt of funding from Innocent Inc.

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Brandon Hill, Attorney Advisor
Securities and Exchange Commission
May 19, 2011

RESPONSE: The section "Liquidity and Capital Resources" has been expanded at pages 6-7 of the Amended Form 10-K to address the possible sources of the matching $5 million dollars required under the JV Agreement, as well as the consequences if SRC fails to meet its funding commitments under the JV Agreement.

CONCLUSION

Please feel free to contact the undersigned if you should have any further questions or comments regarding the responses to the Staff's comment letter of April 26, 2011 relating to its Form 10-K for fiscal year 2010.

Sincerely yours,

/s/ David Bridgeford, CFO

cc: Roger Linn